Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, MARCH 7 2013

Performance Statistics

On-Time Experience

AA	Wed	MTD		Target
D-0	61.4	62.1		65.9
A+14	80.2	83.0		79.9

Eagle
D-0	62.0	64.0		74.0
A+14 DOT	70.8	70.6		83.4

Every Bag Counts

AA	Wed	MTD	*	DOT Standard
	2.61	2.68		2.85
*	DOT claims per 1000 customers

Announcements

» Horton Announces Promotions of Goulet, Warlick

In a Special Jetwire issued earlier today, Tom Horton announced the promotion of Bev Goulet to Senior Vice President and Chief Integration Officer. “Bev is uniquely qualified for this position, having led our restructuring efforts and, more recently, being named as American’s lead on the merger planning and integration team. After helping guide one of the most successful restructurings in the industry, Bev will now focus on creating a framework through the merger for a strong and successful new American,” stated Tom. In addition, Peter Warlick has been promoted to Vice President and Treasurer and will report to Bella Goren. “Peter has held a range of finance roles, recently leading the effort to raise billions of dollars of needed capital. He was later appointed as Managing Director, Fleet Development, where his focus was to realize the potential of the history-making aircraft order that will give the new American one of the most modern fleets in the skies,” added Tom.

» Finnair Makes Four

Finnair, the national flag carrier of Finland, today signed its intent to join our transatlantic joint business, providing our North American and European customers more choices and better connections across the Atlantic. For example, adding Finnair’s Helsinki hub to our joint business network will provide faster and easier connections for customers on hundreds of city connections between Europe and North America. “American Airlines is delighted to welcome Finnair to the transatlantic joint business and leverage its extensive network across Northern Europe,” says Kurt Stache, Vice President—Strategic Alliances. Read more on new Jetnet.

» LATAM Chooses oneworld

LATAM Airlines Group announced TAM Brazil and its subsidiary, TAM Paraguay Airlines, will leave the Star alliance to join oneworld in the first half of 2014. LAN Colombia also announced that, by the end of this year, it will join oneworld—building on LAN group’s 13-year membership in the alliance. “Membership of Latin America’s leading airline group, LATAM Airlines Group, in oneworld represents a major landmark in our journey towards establishing oneworld firmly as the first choice airline alliance for travelers not just across the Americas, but the world over,” says Tom Horton, AMR Chairman and CEO and oneworld Governing Board Chairman. Find out more on new Jetnet.

» Earl G. Graves Award for Leadership: Recognize a Diversity Leader

Don’t miss the opportunity to honor a deserving colleague with an Earl G. Graves Award for Leadership nomination, recognizing his/her commitment and advocacy to diversity & inclusion. The deadline to submit your nomination is March 15. You can find the nomination form and more information about the award in Applauding Excellence in Leadership, located on Jetnet’s Diversity & Inclusion page.

Miami Hotel Availability Low through End of March

Inventory of hotel rooms in Miami is extremely low through the end of the month. Upline stations should avoid sending passengers to Miami who have the potential to misconnect. Also, Miami is requesting that all PNRs be updated should the passenger choose to travel even after being advised of the situation.

Change Clocks and Test Fire Alarms This Weekend

In addition to re-setting clocks and watches this weekend, it’s also a good time to check smoke alarms. Daylight Saving Time (DST) starts for most of the U.S. this Sunday, March 10, at 2 a.m.

Industry News

From ATWOnline

Delta Expands in Los Angeles to Compete Against American

Delta is adding 17 flights a day in Los Angeles in a bid to win passengers away from competitors who dominate service at the nation’s third-busiest airport. The flights will boost the number of seats in Los Angeles by more than 10 percent, and include new service to eight destinations such as Seattle, New Orleans and Nashville. Delta is trying to woo fliers away from other airlines including American and United, which both use Los Angeles as a hub. The expansion also helps Delta funnel passengers into that airport for connecting international service to cities such as London, where its new partner Virgin Atlantic has its hub. By July, Delta will have 118 daily departures in Los Angeles, up from 107 a year earlier. American and United dominate service at Los Angeles, with about 19 percent of passengers each, followed by Southwest with 16 percent and Delta with 13 percent, according to data by the U.S. Bureau of Transportation Statistics.

From Skift.com

JetBlue Considering Wi-Fi Game-Changer: Free for Everyone

As JetBlue gets set to install satellite-based Wi-Fi on its first aircraft, it is considering a game-changing move—making it available to passengers for free beyond the initial promotional period. JetBlue has been slow in joining the Wi-Fi parade, and as it readies its first installations of Ka-band-based Wi-Fi from ViaSat in the next few months, CEO Dave Barger notes that the Wi-Fi will be free on the first 30 A320 aircraft, which had been previously announced. But he added, “We’re evaluating pricing into the future, including keeping it free, and so we’ll see how that plays out.”

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, March 6

Crude oil was $90.43 a barrel, down $0.39 from the previous day.

Jet fuel price was $126.54 a barrel, down $0.71.

Monthly Security Tip

One of the most important parts of our relationship with our customers is trust. They trust us to get them safely from home to their destination, and back home again. They also trust us to keep their personal information safe and secure. This information includes their personal travel itineraries, which we have access to view through Sabre. Every employee with access to Sabre is required to follow the Sabre Use Policy. Please take our quick Sabre Use Policy training to ensure you stay compliant with our policy and protect our customers’ information.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor—Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.